Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in millions, except ratio information)

	Fiscal Years Ended December 31,
	2004	2005	2006	2007	2008
Income from continuing
operations before income taxes	615.3	640.7	720.9	802.3	772.4

Fixed Charges:
Interest on long-term and short-term debt including amortization of debt expense	36.1	34.4	47.8	56.6	72.0

Portion of rental expense as can be demonstrated to be representative of the interest factor	35.5	39.9	43.6	53.0	58.4

Total fixed charges	71.6	74.3	91.4	109.6	130.4

Earnings before income taxes and fixed charges	686.9	715.0	812.3	911.9	902.8

Ratio of earnings to fixed charges	9.59	9.62	8.89	8.32	6.92